CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	3,245	2,866
Accounts receivable	1,442	1,355
Income taxes receivable	159	112
Inventories	1,561	1,232
Prepaid expenses	126	123
	6,533	5,688
Restricted cash (notes 4, 9)	134	128
Exploration and evaluation assets (note 5)	1,000	997
Property, plant and equipment, net (note 6)	25,411	25,800
Right-of-use assets, net (note 7)	1,704	—
Goodwill	676	690
Investment in joint ventures	1,324	1,319
Long-term income taxes receivable	242	243
Other assets	350	360
Total Assets	37,374	35,225
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	3,183	3,159
Short-term debt (note 8)	200	200
Long-term debt due within one year (note 8)	1,803	1,433
Lease liabilities (note 7)	232	—
Asset retirement obligations (note 9)	188	202
	5,606	4,994
Long-term debt (note 8)	4,661	4,114
Other long-term liabilities (note 10)	526	1,107
Lease liabilities (note 7)	1,550	—
Asset retirement obligations (note 9)	2,204	2,222
Deferred tax liabilities	3,201	3,174
Total Liabilities	17,748	15,611
Shareholders’ equity
Common shares (note 11)	7,293	7,293
Preferred shares (note 11)	874	874
Contributed surplus	2	2
Retained earnings	10,467	10,273
Accumulated other comprehensive income	978	1,160
Non-controlling interest	12	12
Total Shareholders’ Equity	19,626	19,614
Total Liabilities and Shareholders’ Equity	37,374	35,225
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 1

Condensed Consolidated Statements of Income

	Three months ended March 31,
(millions of Canadian dollars, except share data)	2019	2018
Gross revenues	4,487	5,097
Royalties	(71)	(80)
Marketing and other	158	165
Revenues, net of royalties	4,574	5,182
Expenses
Purchases of crude oil and products	2,545	3,353
Production, operating and transportation expenses (note 12)	753	628
Selling, general and administrative expenses (note 12)	146	169
Depletion, depreciation, amortization and impairment (notes 6, 7)	630	618
Exploration and evaluation expenses	30	30
Gain on sale of assets	(2)	(4)
Other – net	44	12
	4,146	4,806
Earnings from operating activities	428	376
Share of equity investment income	22	9
Financial items (note 13)
Net foreign exchange gains	30	22
Finance income	20	20
Finance expenses	(83)	(84)
	(33)	(42)
Earnings before income taxes	417	343
Provisions for income taxes
Current	46	18
Deferred	43	77
	89	95
Net earnings	328	248
Earnings per share (note 11)
Basic	0.32	0.24
Diluted	0.31	0.24
Weighted average number of common shares outstanding (note 11)
Basic (millions)	1,005.1	1,005.1
Diluted (millions)	1,005.1	1,005.5
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended March 31,
(millions of Canadian dollars)	2019	2018
Net earnings	328	248
Other comprehensive income (loss)
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 15)	(6)	1
Equity investment - share of other comprehensive income	(4)	—
Exchange differences on translation of foreign operations	(237)	280
Hedge of net investment (note 15)	65	(89)
Other comprehensive income (loss)	(182)	192
Comprehensive income	146	440
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
					AOCI(1)
(millions of Canadian dollars)	Common Shares	Preferred Shares	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Hedging	Non-Controlling Interest	Total Shareholders’ Equity
Balance as at December 31, 2017	7,293	874	2	9,207	559	21	11	17,967
Net earnings	—	—	—	248	—	—	—	248
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax less than $1 million)	—	—	—	—	—	1	—	1
Exchange differences on translation of foreign operations (net of tax of $26 million)	—	—	—	—	280	—	—	280
Hedge of net investment (net of tax recovery of $14 million) (note 15)	—	—	—	—	(89)	—	—	(89)
Total comprehensive income	—	—	—	248	191	1	—	440
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 11)	—	—	—	(75)	—	—	—	(75)
Dividends declared on preferred shares (note 11)	—	—	—	(9)	—	—	—	(9)
Balance as at March 31, 2018	7,293	874	2	9,371	750	22	11	18,323

Balance as at December 31, 2018	7,293	874	2	10,273	1,154	6	12	19,614
Net earnings	—	—	—	328	—	—	—	328
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax recovery of $3 million)	—	—	—	—	—	(6)	—	(6)
Equity investment - share of other comprehensive income	—	—	—	—	—	(4)	—	(4)
Exchange differences on translation of foreign operations (net of tax recovery of $24 million)	—	—	—	—	(237)	—	—	(237)
Hedge of net investment (net of tax of $10 million) (note 15)	—	—	—	—	65	—	—	65
Total comprehensive income (loss)	—	—	—	328	(172)	(10)	—	146
Transactions with owners recognized directly in equity:
Dividends declared on common shares (note 11)	—	—	—	(125)	—	—	—	(125)
Dividends declared on preferred shares (note 11)	—	—	—	(9)	—	—	—	(9)
Balance as at March 31, 2019	7,293	874	2	10,467	982	(4)	12	19,626

(1)	Accumulated other comprehensive income.
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
(millions of Canadian dollars)	2019	2018
Operating activities
Net earnings	328	248
Items not affecting cash:
Accretion (notes 9, 13)	27	24
Depletion, depreciation, amortization and impairment (notes 6, 7)	630	618
Deferred income taxes	43	77
Foreign exchange	(12)	1
Stock-based compensation (notes 11, 12)	7	21
Gain on sale of assets	(2)	(4)
Unrealized mark to market loss (gain) (note 15)	57	(86)
Share of equity investment income	(22)	(9)
Other	(9)	2
Settlement of asset retirement obligations (note 9)	(72)	(49)
Deferred revenue	(16)	(20)
Distribution from joint ventures	—	72
Change in non-cash working capital (note 14)	(414)	(366)
Cash flow – operating activities	545	529
Financing activities
Long-term debt issuance (note 8)	1,000	—
Debt issue costs (note 8)	(9)	—
Dividends on common shares (note 11)	(125)	(75)
Dividends on preferred shares (note 11)	(9)	(9)
Finance lease payments (note 7)	(58)	—
Other	—	(4)
Change in non-cash working capital (note 14)	23	88
Cash flow – financing activities	822	—
Investing activities
Capital expenditures	(812)	(637)
Capitalized interest (note 13)	(40)	(21)
Corporate acquisition	—	(9)
Proceeds from asset sales	(1)	2
Investment in joint ventures	—	(40)
Other	(6)	(16)
Change in non-cash working capital (note 14)	(130)	(48)
Cash flow – investing activities	(989)	(769)
Increase (decrease) in cash and cash equivalents	378	(240)
Effect of exchange rates on cash and cash equivalents	1	28
Cash and cash equivalents at beginning of period	2,866	2,513
Cash and cash equivalents at end of period	3,245	2,301
Supplementary Cash Flow Information
Net interest paid	(71)	(67)
Net income taxes paid	(84)	(23)
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or the “Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (“NGL”) (“Exploration and Production”) and the marketing of the Company’s and other producers’ crude oil, natural gas, NGL, sulphur and petroleum coke. Additionally, Upstream operations include pipeline transportation, the blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (“Infrastructure and Marketing”). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. The Company’s Upstream operations are located primarily in Alberta, Saskatchewan, and British Columbia (“Western Canada”), offshore east coast of Canada (“Atlantic”) and offshore China and offshore Indonesia (“Asia Pacific”).
Downstream operations in the Integrated Corridor in Canada includes upgrading of heavy crude oil feedstock into synthetic crude oil (“Upgrading”), refining crude oil, producing ethanol and marketing of heavy and synthetic crude oil, refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products (“Canadian Refined Products”). It also includes refining of crude oil in the U.S. to produce and market diesel fuels, gasoline, jet fuel and asphalt (“U.S. Refining and Marketing”). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

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Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(3)		Total
Three months ended March 31,	Exploration and Production(1)		Infrastructure and Marketing(2)		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Gross revenues	1,184	1,084	410	446	1,594	1,530	400	465	654	721	2,283	2,771	3,337	3,957	(444)	(390)	4,487	5,097
Royalties	(71)	(80)	—	—	(71)	(80)	—	—	—	—	—	—	—	—	—	—	(71)	(80)
Marketing and other	—	—	158	165	158	165	—	—	—	—	—	—	—	—	—	—	158	165
Revenues, net of royalties	1,113	1,004	568	611	1,681	1,615	400	465	654	721	2,283	2,771	3,337	3,957	(444)	(390)	4,574	5,182
Expenses
Purchases of crude oil and products	—	—	401	421	401	421	257	239	503	578	1,828	2,505	2,588	3,322	(444)	(390)	2,545	3,353
Production, operating and transportation expenses	415	357	3	2	418	359	52	46	69	60	215	163	336	269	(1)	—	753	628
Selling, general and administrative expenses	79	76	1	1	80	77	2	2	14	13	7	5	23	20	43	72	146	169
Depletion, depreciation, amortization and impairment	422	447	2	—	424	447	29	28	34	29	116	94	179	151	27	20	630	618
Exploration and evaluation expenses	30	30	—	—	30	30	—	—	—	—	—	—	—	—	—	—	30	30
Gain on sale of assets	(2)	(4)	—	—	(2)	(4)	—	—	—	—	—	—	—	—	—	—	(2)	(4)
Other – net	150	4	2	2	152	6	—	—	—	—	(108)	6	(108)	6	—	—	44	12
	1,094	910	409	426	1,503	1,336	340	315	620	680	2,058	2,773	3,018	3,768	(375)	(298)	4,146	4,806
Earnings (loss) from operating activities	19	94	159	185	178	279	60	150	34	41	225	(2)	319	189	(69)	(92)	428	376
Share of equity investment income	12	4	10	5	22	9	—	—	—	—	—	—	—	—	—	—	22	9
Financial items
Net foreign exchange gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	30	22	30	22
Finance income	1	9	—	—	1	9	—	—	—	—	—	—	—	—	19	11	20	20
Finance expenses	(34)	(29)	—	—	(34)	(29)	—	—	(4)	(3)	(4)	(4)	(8)	(7)	(41)	(48)	(83)	(84)
	(33)	(20)	—	—	(33)	(20)	—	—	(4)	(3)	(4)	(4)	(8)	(7)	8	(15)	(33)	(42)
Earnings (loss) before income taxes	(2)	78	169	190	167	268	60	150	30	38	221	(6)	311	182	(61)	(107)	417	343
Provisions for (recovery of) income taxes
Current	—	(99)	2	63	2	(36)	23	45	8	25	5	2	36	72	8	(18)	46	18
Deferred	(4)	120	44	(11)	40	109	(7)	(4)	—	(15)	44	(3)	37	(22)	(34)	(10)	43	77
	(4)	21	46	52	42	73	16	41	8	10	49	(1)	73	50	(26)	(28)	89	95
Net earnings (loss)	2	57	123	138	125	195	44	109	22	28	172	(5)	238	132	(35)	(79)	328	248
Intersegment revenues	366	276	—	—	366	276	66	75	12	39	—	—	78	114	—	—	444	390
Expenditures on exploration and evaluation assets	15	40	—	—	15	40	—	—	—	—	—	—	—	—	—	—	15	40
Expenditures on property, plant and equipment	604	479	1	15	605	494	4	11	23	11	129	55	156	77	36	26	797	597
As at March 31, 2019 and December 31, 2018
Total exploration and evaluation assets, property, plant and equipment, net	17,704	17,814	52	51	17,756	17,865	1,051	1,074	1,155	1,208	6,146	6,336	8,352	8,618	303	314	26,411	26,797
Total right-of-use assets, net	1,008	—	97	—	1,105	—	—	—	131	—	160	—	291	—	308	—	1,704	—
Total assets	20,025	19,175	1,458	1,301	21,483	20,476	1,204	1,149	1,604	1,431	8,768	8,566	11,576	11,146	4,315	3,603	37,374	35,225

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)
Includes $63 million of revenue (three months ended March 31, 2018 - $17 million) and $70 million of associated costs (three months ended March 31, 2018 - $17 million) for construction contracts, inclusive of $63 million of revenue (three months ended March 31, 2018 - $17 million) and $70 million of costs (three months ended March 31, 2018 - $17 million) for contracts in progress accounted for under the percentage of completion method.

(3)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices. Segment results include transactions between business segments.

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Disaggregation of Revenue

	Upstream						Downstream								Corporate and Eliminations		Total
Three months ended March 31,	Exploration and Production		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Primary Geographical Markets
Canada	903	804	410	446	1,313	1,250	400	465	654	721	—	—	1,054	1,186	(444)	(390)	1,923	2,046
United States	—	—	—	—	—	—	—	—	—	—	2,283	2,771	2,283	2,771	—	—	2,283	2,771
China	281	280	—	—	281	280	—	—	—	—	—	—	—	—	—	—	281	280
Total revenue	1,184	1,084	410	446	1,594	1,530	400	465	654	721	2,283	2,771	3,337	3,957	(444)	(390)	4,487	5,097

Major Product Lines
Light & medium crude oil	109	277	—	—	109	277	—	—	—	—	—	—	—	—	—	—	109	277
Heavy crude oil	123	117	—	—	123	117	—	—	—	—	—	—	—	—	—	—	123	117
Bitumen	547	308	—	—	547	308	—	—	—	—	—	—	—	—	—	—	547	308
Total crude oil	779	702	—	—	779	702	—	—	—	—	—	—	—	—	—	—	779	702
NGL	83	94	—	—	83	94	—	—	—	—	—	—	—	—	—	—	83	94
Natural gas	322	288	—	—	322	288	—	—	—	—	—	—	—	—	—	—	322	288
Total exploration and production	1,184	1,084	—	—	1,184	1,084	—	—	—	—	—	—	—	—	—	—	1,184	1,084
Total infrastructure and marketing	—	—	410	446	410	446	—	—	—	—	—	—	—	—	—	—	410	446
Synthetic crude	—	—	—	—	—	—	329	391	—	—	—	—	329	391	—	—	329	391
Gasoline	—	—	—	—	—	—	—	—	198	220	1,175	1,466	1,373	1,686	—	—	1,373	1,686
Diesel & distillates	—	—	—	—	—	—	67	69	287	306	933	1,005	1,287	1,380	—	—	1,287	1,380
Asphalt	—	—	—	—	—	—	—	—	55	49	8	45	63	94	—	—	63	94
Other	—	—	—	—	—	—	4	5	114	146	167	255	285	406	—	—	285	406
Total refined products	—	—	—	—	—	—	400	465	654	721	2,283	2,771	3,337	3,957	—	—	3,337	3,957
Total revenue	1,184	1,084	410	446	1,594	1,530	400	465	654	721	2,283	2,771	3,337	3,957	(444)	(390)	4,487	5,097

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Note 2    Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2018 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2018, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with the current period presentation.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Board of Directors on April 25, 2019.
Note 3    Significant Accounting Policies
Recent Accounting Standards
The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
Change in Accounting Policies
Leases
In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces the existing IFRS guidance on leases: IAS 17 Leases (“IAS 17”). Under IAS 17, lessees were required to determine if the lease is a finance or operating lease, based on specified criteria of whether the lease transferred significantly all the risks and rewards associated with ownership of the underlying asset. Finance leases are recognized on the balance sheet while operating leases are recognized in the Consolidated Statements of Income when the expense is incurred. Under IFRS 16, lessees must recognize a lease liability and a right-of-use asset for most lease contracts. The recognition of the present value of minimum lease payments for certain contracts previously classified as operating leases resulted in increases to assets, liabilities, depletion, depreciation and amortization, and finance expense, and decreases to production, operating and transportation expense, purchases of crude oil and products, and selling, general and administrative expenses.
The Company has adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively. Accordingly, comparative information in the Company’s financial statements are not restated.
On adoption, lease liabilities were measured at the present value of the remaining lease payments discounted using the Company’s incremental borrowing rate on January 1, 2019. Right-of-use assets were measured at an amount equal to the lease liability. For leases previously classified as operating leases, the Company applied the exemption not to recognize right-of-use assets and liabilities for leases with a lease term of less than 12 months, excluded initial direct costs from measuring the right-of-use asset at the date of initial application, and applied a single discount rate to a portfolio of leases with similar characteristics. For leases that were previously classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and lease liability remain unchanged upon transition and were determined at the carrying amount immediately before the adoption date. Additionally, instead of an impairment review, the Company adjusted the right-of-use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application.
No adjustments were required upon transition to IFRS 16 for leases where the Company is a lessor. Under IFRS 16, the Company is required to assess the classification of a sub-lease with reference to the right-of-use asset, not the underlying asset. On transition, the Company reassessed the classification of any sub-lease contracts previously assessed under IAS 17. No changes to sublease classification or associated accounting treatment was required.

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Financial Statement Impact
The recognition of the present value of minimum lease payments resulted in an additional $1.3 billion of right-of-use assets and associated lease liabilities. The Company has recognized lease liabilities in relation to lease arrangements previously disclosed as operating lease commitments under IAS 17 that meet the criteria of a lease under IFRS 16. Upon recognition, the Company’s weighted average incremental borrowing rate used in measuring lease liabilities was 3.58 percent.
The nature of the Company’s leasing activities includes offshore drilling rigs, vessels and associated equipment for the use of developing reserves on oil and gas properties, tanks and terminals with dedicated storage capacity, pipelines where the Company has a right to substantially all the economic benefits, dedicated rail cars, retail marketing locations, and office space. Refer to Note 7 for the values recognized upon implementation in each asset class.
Note 4    Restricted Cash
In accordance with the provisions of the regulations of the People’s Republic of China, the Company is required to deposit funds into separate accounts restricted to the funding of future asset retirement obligations in offshore China. As at March 31, 2019, the Company had deposited funds of $134 million (December 31, 2018 – $128 million), which are classified as non-current and included in restricted cash in the condensed interim consolidated balance sheets.
Note 5    Exploration and Evaluation Assets

Exploration and Evaluation Assets
($ millions)
December 31, 2018	997
Additions	15
Transfers to property, plant and equipment (note 6)	(12)
March 31, 2019	1,000

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Note 6    Property, Plant and Equipment

Property, Plant and Equipment	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
Cost
December 31, 2018	44,196	101	2,659	10,691	3,095	60,742
Transfers to right-of-use assets(1) (note 7)	(336)	—	—	(180)	—	(516)
Additions(2)	609	1	4	159	28	801
Acquisitions	5	—	—	—	—	5
Transfers from exploration and evaluation (note 5)	12	—	—	—	—	12
Transfers from right-of-use assets(3) (note 7)	35	—	—	—	—	35
Intersegment transfers	2	—	—	—	(2)	—
Changes in asset retirement obligations	21	—	—	—	(6)	15
Disposals and derecognition	(4)	—	—	(12)	—	(16)
Exchange adjustments	(92)	—	—	(201)	—	(293)
March 31, 2019	44,448	102	2,663	10,457	3,115	60,785

Accumulated depletion, depreciation, amortization and impairment
December 31, 2018	(27,379)	(50)	(1,585)	(3,933)	(1,995)	(34,942)
Transfers to right-of-use assets(1) (note 7)	12	—		40	—	52
Depletion, depreciation, amortization and impairment	(414)	—	(29)	(118)	(39)	(600)
Disposals and derecognition	3	—	—	8	—	11
Exchange adjustments	34	—	—	71	—	105
March 31, 2019	(27,744)	(50)	(1,614)	(3,932)	(2,034)	(35,374)

Net book value
December 31, 2018	16,817	51	1,074	6,758	1,100	25,800
March 31, 2019	16,704	52	1,049	6,525	1,081	25,411

(1)	Transfer to right-of-use assets due to the adoption of IFRS 16 on January 1, 2019.

(2)	Includes $3 million of interest expense on lease liabilities allocated to the carrying amount of assets in Oil and Gas Properties.

(3)	Includes capitalized depreciation from right-of-use assets.
Note 7    Right-of-use Assets and Leases
Right-of-use Assets

	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
($ millions)
January 1, 2019
Transfers from property, plant and equipment, net (note 6)	324	—	—	140	—	464
Initial recognition	721	100	—	70	412	1,303
	1,045	100	—	210	412	1,767
Additions	1	—	—	—	1	2
Transfers to property, plant and equipment (note 6)	(35)	—	—	—	—	(35)
Depreciation	(5)	(3)	—	(12)	(10)	(30)
Other	2	—	—	(2)	—	—
March 31, 2019	1,008	97	—	196	403	1,704

HUSKY ENERGY INC. | Q1 | Condensed Interim Consolidated Financial Statements | 11

Leases

Balance Sheets
($ millions)	March 31, 2019
Current lease liabilities(1)	232
Non-current lease liabilities(1)	1,550

(1)	Includes $481 million previously recorded in accrued liabilities and other long-term liabilities.

Reconciliation to Operating Lease Commitments
($ millions)
Operating leases included in commitments as at December 31, 2018(1)	2,343
Exemption of short-term leases	(9)
Discounting	(986)
Additional lease liability recognized due to adoption of IFRS 16 on January 1, 2019	1,348

(1)	Includes commitments from operating leases, firm transportation agreements, and unconditional purchase obligations classifications

Results of Operations	Three months ended
($ millions)	March 31, 2019
Interest expense on lease liabilities(1) (note 13)	21
Expenses relating to short-term leases	5

(1)	Includes $3 million of interest allocated to the carrying amount of assets in Oil and Gas Properties.

Cash Flow Summary	Three months ended
($ millions)	March 31, 2019
Total cash flow used for leases	79

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Note 8    Debt and Credit Facilities

Short-term Debt
($ millions)	March 31, 2019	December 31, 2018
Commercial paper(1)	200	200

(1)
The commercial paper is supported by the Company’s syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at March 31, 2019, was 2.20 percent per annum (December 31, 2018 – 2.20 percent).

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt	Maturity	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
($ millions)
Long-term debt
5.00% notes	2020	—	400	—	—
3.95% notes(1)	2022	668	682	500	500
4.00% notes(1)	2024	1,002	1,023	750	750
3.55% notes	2025	750	750	—	—
3.60% notes	2027	750	750	—	—
4.40% notes	2029	1,002	—	750	—
6.80% notes(1)	2037	517	528	387	387
Debt issue costs(2)		(28)	(19)	—	—
Long-term debt		4,661	4,114	2,387	1,637
Long-term debt due within one year
6.15% notes(1)	2019	401	410	300	300
7.25% notes(1)	2019	1,002	1,023	750	750
5.00% notes	2020	400	—	—	—
Long-term debt due within one year		1,803	1,433	1,050	1,050

(1)
The U.S. dollar denominated debt is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 15 for Foreign Currency Risk Management.

(2)	Calculated using the effective interest rate method.
Credit Facilities
As at March 31, 2019, the covenants under the Company’s syndicated credit facilities are debt to capital covenants, calculated as total debt (long-term debt including long-term debt due within one year and short-term debt) and certain adjusting items specified in the agreement divided by total debt, shareholders’ equity and certain adjusting items specified in the agreement. These covenants are used to assess the Company’s financial strength. If the Company does not comply with the covenants under the syndicated credit facilities, there is the risk that repayment could be accelerated. The Company was in compliance with the syndicated credit facility covenants at March 31, 2019, and assessed the risk of non-compliance to be low. As at March 31, 2019, the Company had no direct borrowings under its $2.0 billion facility expiring March 9, 2020 (December 31, 2018 – no direct borrowings), and no direct borrowings under its $2.0 billion facility expiring June 19, 2022 (December 31, 2018 – no direct borrowings).
Notes
On March 30, 2017, the Company filed a universal short form base shelf prospectus (the “2017 Canadian Shelf Prospectus”) with applicable securities regulators in each of the provinces of Canada that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and other units in Canada up to and including April 30, 2019.
On January 29, 2018, the Company filed a universal short form base shelf prospectus (the ”2018 U.S. Shelf Prospectus”) with the Alberta Securities Commission. On January 30, 2018, the Company’s related U.S. registration statement with the SEC containing the 2018 U.S. Shelf Prospectus became effective which enables the Company to offer up to US$3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the U.S. up to and including February 29, 2020.
On December 4, 2018, the Company entered into cash flow hedges using forward interest rate swaps to fix the underlying U.S. $500 million 10-year note fixed rate to December 15, 2019. During the three months ended March 31, 2019, the Company discontinued these cash flow hedges and these interest rate swaps were settled and derecognized during the period. Refer to Note 15.

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On March 15, 2019, the Company issued US$750 million senior unsecured notes. The notes bear an annual interest rate of 4.40 percent and are due on April 15, 2029. The Company intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, the repayment of certain outstanding debt securities maturing in 2019. The Company may invest funds it does not immediately require in short-term marketable debt securities.
At March 31, 2019, the Company had unused capacity of $3.0 billion under it’s 2017 Canadian Shelf Prospectus and US$2.25 billion under the 2018 U.S. Shelf Prospectus and related U.S. registration statement.
The Company’s notes, credit facilities and short-term lines of credit rank equally in right of payment.
Note 9    Asset Retirement Obligations
A reconciliation of the carrying amount of asset retirement obligations at March 31, 2019, is set out below:

Asset Retirement Obligations
($ millions)
December 31, 2018	2,424
Additions	5
Liabilities settled	(72)
Revaluation	10
Exchange adjustment	(2)
Accretion (note 13)	27
March 31, 2019	2,392
Expected to be incurred within one year	188
Expected to be incurred beyond one year	2,204
The Company has deposited $134 million (December 31, 2018 – $128 million) into the restricted cash account for funding of future asset retirement obligations in offshore China. These amounts have been reflected in restricted cash in the condensed interim consolidated balance sheets.
Note 10    Other Long-term Liabilities

Other Long-term Liabilities
($ millions)	March 31, 2019	December 31, 2018
Employee future benefits	208	205
Finance lease obligation (note 7)	—	467
Stock-based compensation	14	42
Deferred revenue	184	205
Other	120	188
End of period	526	1,107

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Note 11    Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2018	1,005,121,738	7,293
March 31, 2019	1,005,121,738	7,293

Common Share Dividends ($ millions)	Three months ended March 31,
	2019		2018
	Declared	Paid	Declared	Paid
	125	126	75	—
There were $125 million of common share dividends declared and payable in the first quarter of 2019 (March 31, 2018 – $75 million). The dividends were paid on April 1, 2019, to shareholders of record at the close of business on March 19, 2019.
Preferred Shares

Cumulative Redeemable Preferred Shares	Number of Shares	Amount ($ millions)
December 31, 2018	36,000,000	874
March 31, 2019	36,000,000	874

Cumulative Redeemable Preferred Share Dividends ($ millions)	Three months ended March 31,
	2019		2018
	Declared	Paid	Declared	Paid
Series 1 Preferred Shares	2	—	2	2
Series 2 Preferred Shares(1)	—	—	—	—
Series 3 Preferred Shares	3	—	3	3
Series 5 Preferred Shares	2	—	2	2
Series 7 Preferred Shares	2	—	2	2
	9	—	9	9

(1)	Series 2 Preferred Share dividends declared and paid in the three months ended March 31, 2019 was less than $1 million (three months ended March 31, 2018 was less than $1 million).
As at March 31, 2019, there were $9 million of preferred share dividends declared and payable for the first quarter of 2019 (March 31, 2018 – $9 million). The dividends were paid on April 1, 2019 to shareholders of record at the close of business on March 19, 2019.
Performance Share Units
In February 2010, the Compensation Committee of the Board of Directors of the Company established the Performance Share Unit (”PSU”) Plan for executive officers and certain employees of the Company. The term of each PSU is three years, and the PSU vests on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Company's total shareholder return relative to a peer group of companies and achieving a Return on Capital in Use (”ROCIU”), a non-GAAP measure, target set by the Company. ROCIU equals net earnings plus after tax interest expense divided by the two-year average capital employed, less any capital invested in assets that are not in use. Net earnings is adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items. Upon vesting, PSU holders receive a cash payment equal to the number of vested PSUs multiplied by the weighted average trading price of the Company’s common shares for the five preceding trading days. As at March 31, 2019, the carrying amount of the liability relating to PSUs was $49 million (December 31, 2018 – $63 million). The total expense recognized in selling, general and administrative expenses in the consolidated statements of income for the PSUs for the three months ended March 31, 2019, was $8 million (three months ended March 31, 2018 – $15 million). The Company paid out $22 million (March 31, 2018 – $12 million) for PSUs which vested in the quarter. The weighted average contractual life of the PSUs at March 31, 2019, was two years (December 31, 2018 – two years).

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The number of PSUs outstanding was as follows:

Performance Share Units	Number of Performance Share Units
December 31, 2018	11,606,644
Granted	7,589,420
Exercised	(1,556,758)
Forfeited	(526,376)
Outstanding, March 31, 2019	17,112,930
Graded vested, March 31, 2019	3,724,579
Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company’s stock option plan and performance share units for the three months ended March 31, 2019 and 2018:

Stock-based Compensation ($ millions)	Three months ended March 31,
	2019	2018
Stock option plan	(1)	6
PSU	8	15
Stock-based compensation	7	21
Earnings per Share

Earnings per Share ($ millions)	Three months ended March 31,
	2019	2018
Net earnings	328	248
Effect of dividends declared on preferred shares in the period	(9)	(9)
Net earnings - basic	319	239
Dilutive effect of accounting for stock options(1)	(5)	4
Net earnings - diluted	314	243

(millions)
Weighted average common shares outstanding – basic	1,005.1	1,005.1
Effect of stock dividends declared	—	0.4
Weighted average common shares outstanding – diluted	1,005.1	1,005.5

Earnings per share – basic ($/share)	0.32	0.24
Earnings per share – diluted ($/share)	0.31	0.24

(1)
For the three months ended March 31, 2019, equity-settlement of stock of options was used to calculate diluted earnings per share as it was considered more dilutive than cash-settlement (March 31, 2018 - cash-settlement method was used). Stock-based compensation expense was $3 million based on equity-settlement for the three months ended March 31, 2019 (three months ended March 31, 2018 – expense of $2 million). Stock-based compensation recovery would have been $1 million, based on cash-settlement for the three months ended March 31, 2019 (three months ended March 31, 2018 – expense of $6 million).

For the three months ended March 31, 2019, 20 million tandem options (three months ended March 31, 2018 – 19 million tandem options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

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Note 12    Production, Operating and Transportation and Selling, General and Administrative Expenses
The following table summarizes production, operating and transportation expenses in the condensed interim consolidated statements of income for the three months ended March 31, 2019 and 2018:

Production, Operating and Transportation Expenses	Three months ended March 31,
($ millions)	2019	2018
Services and support costs	269	226
Salaries and benefits	190	163
Materials, equipment rentals and leases	58	53
Energy and utility	155	116
Licensing fees	52	46
Transportation	5	5
Other	24	19
Total production, operating and transportation expenses	753	628
The following table summarizes selling, general and administrative expenses in the condensed interim consolidated statements of income for the three months ended March 31, 2019 and 2018:

Selling, General and Administrative Expenses	Three months ended March 31,
($ millions)	2019	2018
Employee costs(1)	87	89
Stock-based compensation expense(2)	7	21
Contract services	28	24
Equipment rentals and leases	3	10
Maintenance and other	21	25
Total selling, general and administrative expenses	146	169

(1)
Employee costs are comprised of salary and benefits earned during the period, plus cash bonuses awarded during the period. Annual bonus awards to be settled in shares are included in stock-based compensation expense.

(2)	Stock-based compensation expense represents the cost to the Company for participation in share-based payment plans.
Note 13    Financial Items

Financial Items ($ millions)	Three months ended March 31,
	2019	2018
Foreign exchange
Non-cash working capital loss	8	2
Other foreign exchange gain	22	20
Net foreign exchange gain	30	22
Finance income	20	20
Finance expenses
Long-term debt	(73)	(69)
Lease liabilities(1) (note 7)	(21)	(11)
Other	(2)	(1)
	(96)	(81)
Interest capitalized(2)	40	21
	(56)	(60)
Accretion of asset retirement obligations (note 9)	(27)	(24)
Finance expenses	(83)	(84)
Total financial items	(33)	(42)

(1)	Includes $3 million of interest allocated to the carrying amount of assets in Oil and Gas Properties.

(2)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 5 percent (2018 – 5 percent).

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Note 14    Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended March 31,
	2019	2018
Decrease (increase) in non-cash working capital
Accounts receivable	(183)	(65)
Inventories	(448)	(84)
Prepaid expenses	(6)	(14)
Accounts payable and accrued liabilities	116	(163)
Change in non-cash working capital	(521)	(326)
Relating to:
Operating activities	(414)	(366)
Financing activities	23	88
Investing activities	(130)	(48)
Note 15    Financial Instruments and Risk Management
Financial Instruments
The Company’s financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, short-term debt, long-term debt, and portions of other assets and other long-term liabilities. Derivative instruments are classified as fair value through profit or loss (”FVTPL”). The Company’s remaining financial instruments are measured at amortized cost. For financial instruments measured at amortized cost, the carrying values approximate their fair value with the exception of long-term debt.
The following table summarizes the Company’s financial instruments that are carried at fair value in the condensed interim consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at March 31, 2019	As at December 31, 2018
Commodity contracts – FVTPL
Natural gas(1)	16	(9)
Crude oil(2)	5	89
Crude oil call options	(2)	—
Crude oil put options	4	—
Foreign currency contracts – FVTPL
Foreign currency forwards	(3)	(1)
Other assets – FVTPL	1	1
Derivatives designated as a cash flow hedge - forward starting swaps	—	(14)
Hedge of net investment(3)(4)	(781)	(846)
Total financial instruments at fair value	(760)	(780)

(1)
Natural gas contracts includes a $6 million decrease as at March 31, 2019 (December 31, 2018 – $10 million decrease) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $5 million at March 31, 2019 (December 31, 2018 – $15 million).

(2)
Crude oil contracts includes a $11 million increase at March 31, 2019 (December 31, 2018 – $67 million increase) to the fair value of held-for-trading inventory, recognized in the condensed interim consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $183 million at March 31, 2019 (December 31, 2018 – $185 million).

(3)	Hedging instruments are presented net of tax.

(4)
Represents the translation of the Company’s U.S. dollar denominated long-term debt designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information, such as treasury rates and credit spreads, are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. As at March 31, 2019, the carrying value of the Company’s long-term debt was $6.5 billion and the estimated fair value was $6.7 billion (December 31, 2018 carrying value of $5.5 billion, estimated fair value - $5.7 billion).

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All financial assets and liabilities are classified as Level 2 fair value measurements, except the commodity put and call options under a short-term hedging program, which are classified as Level 1 fair value measurement, as they are determined using quoted market prices. During the three months ended March 31, 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Risk Management Overview
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates, and interest rates. It is also exposed to financial risks related to liquidity, credit, and contract risks. Risk management strategies and policies are employed to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. Responsibility for the oversight of risk management is held by the Company’s Board of Directors and is implemented and monitored by senior management within the Company.
Market Risk
Commodity Price Risk Management
The Company uses derivative commodity instruments from time to time to manage exposure to price volatility on a portion of its crude oil and natural gas production, and it also uses firm commitments for the purchase or sale of crude oil and natural gas. These contracts meet the definition of a derivative instrument and have been recorded at their fair value in accounts receivable, inventory, other assets, accounts payable and accrued liabilities and other long-term liabilities. All derivatives are measured at fair value through profit or loss other than non-financial derivative contracts that meet the Company’s own use requirements.
At March 31, 2019, the Company was party to crude oil purchase and sale derivative contracts to mitigate its exposure to fluctuations in the benchmark price between the time a sales agreement is entered into and the time inventory is delivered. The Company was also party to third party physical natural gas purchase and sale derivative contracts in order to mitigate commodity price fluctuations. For the three months ended March 31, 2019, the net unrealized loss recognized on the derivative contracts was $57 million, (three months ended March 31, 2018 – net unrealized gain of $86 million).
During the three months ended March 31, 2019, the Company entered into a commodity short-term hedging program using put and call options to manage risks related to volatility of commodity prices.

Western Texas Intermediate Crude Oil Call and Put Option Contracts(1)
Type	Term	Volume (bbls/day)	Sold Call Price (US$bbl)	Bought Put Price (US$bbl)
Call options	April - June 2019	23,516	63.64	—
Put options	April - June 2019	8,571	—	56.90

(1)	Prices reported are the weighted average prices for the period.
For the three months ended March 31, 2019, the Company incurred an unrealized loss of less than $1 million (three months ended March 31, 2018 – nil) on the above commodity risk management contracts which is recorded in other - net in the condensed consolidated statements of income.
Foreign Exchange Risk Management
The Company’s results are affected by the exchange rates between various currencies and the Company’s functional currency in Canadian dollars. As the majority of the Company’s revenues are denominated in U.S. dollars or based upon a U.S. benchmark price, fluctuations in the value of the Canadian dollar relative to the U.S. dollar may affect revenues significantly. To limit the exposure to foreign exchange risk, the Company hedges against these fluctuations by entering into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. revenue dollars.
Foreign exchange fluctuations will result in a change in value of the U.S. dollar denominated debt and related finance expense when expressed in Canadian dollars. At March 31, 2019, the Company had designated US$2.7 billion denominated debt as a hedge of the Company’s selected net investments in its foreign operations with a U.S. dollar functional currency (December 31, 2018 – US$2.7 billion). For the three months ended March 31, 2019, the Company incurred an unrealized gain of $65 million (three months ended March 31, 2018 – unrealized loss of $89 million), arising from the translation of debt, net of tax of $10 million (three months ended March 31, 2018 – net of tax recovery of $14 million), which was recorded in hedge of net investment within other comprehensive income (loss).

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Interest Rate Risk Management
The Company is exposed to fluctuations in short-term interest rates as Husky maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper and invests surplus cash in short-term debt instruments and money market instruments. The Company is also exposed to interest rate risk when fixed rate debt instruments are maturing and require refinancing or when new debt capital needs to be raised.
By maintaining a mix of both fixed and floating rate debt, the Company mitigates some of its exposure to interest rate changes. The optimal mix maintained will depend on market conditions. The Company may also enter into fair value or cash flow hedges using interest rate swaps.
During the three months ended March 31, 2019, the Company discontinued the cash flow hedges that were entered into in the fourth quarter of 2018 with respect to forward starting interest rate swaps. These forward interest rate swaps were settled and derecognized during the period. As at March 31, 2019, an accrued loss of $21 million has been deferred in derivatives designated as cash flow hedges within other comprehensive income (loss) and is being amortized into net earnings over the 10-year remaining life of the underlying long-term debt to which the hedging relationship was originally designated.
At March 31, 2019, the net balance deferred in other comprehensive income (loss) related to the accrued loss from unwound forward starting interest rate swaps designated as a cash flow hedge was $3 million (December 31, 2018 - gain of $13 million), net of tax recovery of $1 million (December 31, 2018 - tax of $4 million). The amortization of the net accrued loss upon settling the interest rate swaps resulted in a decrease to finance expense of less than $1 million for the three months ended March 31, 2019 (three months ended March 31, 2018 - the amortization of a net accrued gain resulted in an offset to finance expense of less than $1 million).

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